UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On November 17, 2025, Arbe Robotics Ltd. (the “Company”) issued a press release announcing financial results for the quarter ended September 30, 2025 (the “Quarterly Financial Information”). The press release was furnished as Exhibit 99.1 to the Report on Form 6-K dated November 17, 2025 (the “Prior Form 6-K”).

The Company on November 28, 2025 furnished this Current Report on Form 6-K in order to furnish additional footnote information to the Quarterly Financial Information in the Prior Form 6-K (and thereby furnish and replace the Quarterly Financial Information with the information set forth in this Current Report on Form 6-K).

The consolidated balance sheets at September 30, 2025 and December 31, 2024, the consolidated statements of operations for the three and nine months ended September 30, 2025 and 2024, and the consolidated statements of cash flow for the three and nine months ended September 30, 2025 and 2024, and in each case the footnotes and other information contained therein, in each case, to the extent contained in this Current Report on Form 6-K, are incorporated by reference in any registration statement on Form F-3 or Form S-8 that incorporates by reference material filed by the Company with the SEC.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2025

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets (unaudited)	2 -3

Condensed Interim Consolidated Statements of Operations (unaudited)	4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (unaudited)	5-6

Condensed Interim Consolidated Statements of Cash Flows (unaudited)	7

Notes to the Condensed Interim Consolidated Financial Statements	8 - 18

- - - - - - - - - - - - - - - - - - - - - - -

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)
U.S. dollars in thousands

	September 30, 2025	December 31, 2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,008	$13,488
Restricted cash	280	280
Short-term bank deposits	48,313	10,793
Trade receivable, net	377	153
Other assets - funds held in escrow	8,817	30,417
Prepaid expenses and other receivables	1,801	2,500

Total current assets	63,596	57,631

NON-CURRENT ASSETS:

Operating lease right-of-use assets	1,279	1,782
Property and equipment, net	1,207	1,374

Total non-current assets	2,486	3,156

Total assets	$66,082	$60,787

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)
U.S. dollars in thousands

	September 30, 2025		December 31, 2024
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$396		$624
Operating lease liabilities	658		551
Employees and payroll accruals	2,578		3,283
Convertible bonds	9,339		30,614
Accrued expenses and other payables	2,184		1,334
Derivative Liabilities	57		-

Total current liabilities	15,212		36,406
LONG-TERM LIABILITIES:
Operating lease liabilities	1,428		1,457
Warrant Liability	336		428

Total long-term liabilities	1,764		1,885

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Capital & Premium	337,074		275,453
Accumulated deficit	(287,968)		(252,957)

Total shareholders’ equity	49,106		22,496

Total liabilities and shareholders’ equity	66,082		$60,787

*)	Represents less than $1.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2025	2024
Revenues	568	669
Cost of revenues	1,294	1,245

Gross profit (loss)	(726)	(576)

Operating expenses:

Research and development, net	26,159	26,072
Sales and marketing	3,917	4,243
General and administrative	5,550	5,927

Total operating expenses	35,626	36,242

Operating loss	(36,352)	(36,818)

Financing expenses (income), net	(1,341)	303

Net loss	(35,011)	(37,121)

Basic net loss per ordinary share	(0.32)	(0.46)

Weighted-average number of shares used in computing basic net loss per ordinary share	110,783,504	79,914,649

Diluted loss per ordinary share	(0.32)	(0.58)

Weighted-average number of shares used in computing diluted net loss per ordinary share	110,783,504	64,503,654

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
U.S. dollars in thousands (except share data)

	Ordinary Shares				Additional paid-in	Accumulated	Total
	Number	Amount			capital	Shareholders’	equity
Balance at December 31, 2024	85,749,331	$	*	)	$275,453	$(252,957)	$22,496

Issuance of ordinary shares, net	10,332,031		*	)	30,758	-	30,758
Conversion of convertible bonds	8,233,177		*	)	21,837	-	21,837
Stock-based compensation	-		-		8,093	-	8,093
Exercise of options	4,202,281		*	)	440	-	440
Exercise of warrants	342,682		*	)	493	-	493
Net loss	-		-		-	(35,011)	(35,011)

Balance at September 30, 2025	108,859,502	$	*	)	$337,074	$(287,968)	$49,106

*)	Represents less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
U.S. dollars in thousands (except share data)

	Ordinary Shares				Additional paid-in	Accumulated	Total
	Number	Amount			capital	Shareholders’	equity
Balance at December 31, 2023	77,925,095	$	*	)	$245,733	$(203,640)	$42,093

Stock-based compensation	-		-		12,038	-	12,038
Exercise of options	3,184,800		*	)	204	-	204
Net loss	-		-		-	(37,121)	(37,121)

Balance at September 30, 2024	81,109,895	$	*	)	$257,975	$(240,761)	$17,214

*)	Represents less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
U.S. dollars in thousands

	Nine months ended September 30,
	2025	2024
Cash flows from operating activities

Net Loss	(35,011)	(37,121)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	404	437
Share-based compensation	7,575	11,399
Warrants to service providers	518	639
Revaluation of warrants	(92)	(335)
Revaluation of convertible bonds	562	140
Finance income	(3,897)	(197)

Changes in operating assets and liabilities:

Decrease (increase) in trade receivable	(224)	640
Decrease (increase) in prepaid expenses and other receivables	699	(88)
Issuance costs related to convertible bonds	-	737
Operating lease ROU assets and liabilities, net	347	165
Decrease in trade payables	(191)	(231)
Increase (decrease) in employees and payroll accruals	(705)	180
Increase in Derivative Liabilities	57	-
Increase (decrease) in accrued expenses and other payables	850	(839)
Net cash used in operating activities	(29,108)	(24,474)

Cash flows from investing activities:
Change in bank deposits, net	(33,794)	15,382
Purchase of property and equipment	(274)	(533)
Net cash used in investing activities	(34,068)	14,849

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	30,758	-
Proceeds from conversion of convertible debentures	21,696	(459)
Warrants	493	-
Proceeds from exercise of options	440	205
Net cash provided by (used in) financing activities	53,387	(254)

Effect of exchange rate fluctuations on cash and cash equivalent	309	197
Decrease in cash, cash equivalents and restricted cash	(9,789)	(9,879)
Cash, cash equivalents and restricted cash at the beginning of period	13,768	28,750
Cash, cash equivalents and restricted cash at the end of period	4,288	19,068

Supplemental non-cash disclosure:
Purchase of property and equipment	-	24
Lease liabilities arising from obtaining right-of-use assets	-	553
Issuance of convertible bonds	21,837	30,695

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1: - General

a.	Arbe Robotics Ltd. (the “Company”) was founded and registered on November 4, 2015 and commenced its activities in January 2016. The Company, a global leader in perception radar solutions, is spearheading a radar revolution, enabling safe driver-assist systems today while paving the way to full autonomous-driving. The Company’s radar technology is a critical sensor for L2+ and higher autonomy. The Company is empowering automakers, Tier 1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. The Company’s ordinary shares and Warrants are listed on the Nasdaq Capital Market under the symbols “ARBE” and “ARBEW,” respectively. The convertible bond are listed on the Tel Aviv Stock Exchange (“TASE”).

b.	On October 26, 2017, the Company established a Delaware subsidiary, Arbe Robotics US Inc. Arbe Robotics US Inc is engaged mainly in the Company’s sales and will operate as the Company’s distributor in the U.S.

c.	On February 5, 2024, the Company established a Chinese subsidiary, Shanghai Arbe Technologies Co., Ltd (“Arbe China”). Arbe China was formed to assist mainly in providing customer support in the China region.

d.	On October 7, 2021, the Company consummated the merger (the “Merger”) pursuant to which the Company’s wholly-owned subsidiary, Autobot MergerSub, Inc. (“Merger Sub”) was merged with an into Industrial Tech Acquisitions Inc. (“ITAC”) pursuant to which ITAC became a wholly-owned subsidiary of the Company, and the Company issued ordinary shares and warrants to the holders of ITAC common stock and warrants, respectively. In connection with the Merger, the name of ITAC was changed to Autobot HoldCo, Inc.

In connection with the Merger, and immediately prior to the closing of the Merger, the Company effected a recapitalization (the “Recapitalization”), which was approved by the Company’s directors and shareholders.

Pursuant to the Merger, Arbe issued to ITAC securityholders (a) 3,866,842 ordinary shares to the holders of ITAC common stock and (b) 10,735,680 Arbe warrants to the holders of ITAC warrants, of which 7,623,600 warrants are public warrants and 3,112,080 warrants are private warrants.

Total gross proceeds resulted from the Merger and the related PIPE financing were approximately $118,288, of which total transaction costs amounted to approximately $16,707. The total gross proceeds include the $100,000 from the sale of 10,000,000 ordinary shares to the PIPE investors at $10.00 per share.

On December 31, 2024, the Company completed the liquidation of ITAC.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1: - General (CONT.)

e.	On May 30, 2024, the Company registered its ordinary shares on the Tel Aviv Stock Exchange (“TASE”), and its ordinary shares are now traded on both Nasdaq and the Tel Aviv Stock Exchange. Pursuant to statutory exemption available for dual listed companies under the Israeli securities and companies’ laws, the Company’s reporting requirements are in substance in accordance with the provisions applicable by Nasdaq on foreign private issuers.

f.	On June 2, 2024, the Company completed an offering of convertible bonds in the principal amount of NIS 110,000,000 (approximately $30,000). The bonds were issued solely to Israeli investors and were not offered in the United States or to U.S. persons. The bonds bear interest on the principal amount at the rate of 6.5% per annum, mature on May 30, 2028, and are convertible into the Company’s ordinary shares at a conversion price of NIS 9.53 (approximately $2.60) per share. The bonds are listed for trading on the TASE. Refer to Note 8.

g.	On November 4, 2024, the Company completed a public offering of its securities. The gross proceeds from this offering were approximately $15 million, before deducting the underwriters’ discounts and commissions and other offering expenses payable by the Company of approximately $1.2 million. The securities were sold as a unit for $1.82 per unit, with each unit consisting of one ordinary share (or one pre-funded warrant in lieu of one ordinary share), one Tranche A Warrant and one Tranche B Warrant. In the offering, the Company issued an aggregate of 8,250,000 ordinary shares (or pre-funded warrants in lieu thereof) and by Tranche A Warrants to purchase up to 8,250,000 ordinary shares at $2.35 per share and Tranche B Warrants to purchase up to 8,250,000 ordinary shares $1.82 per share. The Tranche A Warrants are immediately exercisable upon issuance and expire on November 4, 2029. The Tranche B Warrants are immediately exercisable upon issuance and will expire on the earlier of (i) the 20th trading day after the Company has given notice of a Triggering Event, as defined in the Tranche B Warrant or (ii) November 4, 2027.

h.	The Company depends on one supplier for the development and productization of its products. If this supplier fails to deliver or delays the delivery of the necessary products, the Company will be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays and increased costs, which could result in a possible loss of sales which would adversely affect the Company’s business, prospects, results of operations and financial position.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1: - General (CONT.)

i.	As the Company operates internationally and substantially its revenue is derived from sales outside of Israel, the business is affected by inflation, supply chain issues and economic conditions in countries in which the Company is seeking to conduct business, security and cybersecurity issues, fiscal and monetary policies, tariffs, interest rates and regulations affection the automotive industry, the timing by the automotive and other industries on the introduction of unmanned automobiles and other unmanned devices, safety concerns and well as the effect of regional conflicts and steps taken by governments with respect to parties to such conflicts. As an Israeli company, the Company is also subject to the effect on Israel and the Israeli economy of the present war with Hamas as well as any other regional conflicts, including Hezbollah, Syria and Iran, which may develop and the relationship between Israel and other countries, including the United States, China and the European Union. As of the balance sheet date, the war had no impact on the Company’s operations.

j.	The Company has incurred losses from operations since its inception and has negative cash flow from operating activities. During January 2025, the Company raised gross proceeds of $55.5 million in an underwritten offering and from the conversion of our convertible bonds and the release of funds from escrow upon such conversion. Refer to Note 8 and 9.

Note 2: - Significant Accounting Policies

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements for nine months ended on September, 2025 have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, these interim condensed financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions, including fair value of warrants, stock-based compensation and the underlying fair value of the Company’s ordinary shares issued prior to the Merger.

The balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 2: - Significant Accounting Policies (CONT.)

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024.

The significant accounting policies disclosed in the Company’s audited 2024 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the nine months ended September 30, 2025 are not necessarily indicative of results that may be expected for the year ending December 31, 2025.

b.	Derivatives and Hedging:

The Company applies ASC 815, “Derivatives and Hedging” to all features related to debt financing and investments. When features meet the definition of a derivative, are not clearly and closely related to the characteristics of the debt host, and do not qualify for any scope exceptions within ASC 815, they are required to be accounted for separately from the host instrument and recorded as derivative instrument liabilities. The fair value assigned to the embedded derivative instruments is marked to market in each reporting period. For further information regarding embedded derivatives, see Note 6.

NOTE 3: - REVENUE

Disaggregation of Revenues

Revenue disaggregated by geography, based on the billing address of the Company’s customers, consists of the following (in thousands):

	Nine months ended September 30,
	2025		2024
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
USA	$138	24.3%	$202	30.2%
Sweden	408	71.8%	196	29.1%
Germany	-	-	20	3%
China	6	1.1%	201	30.2%
Israel	-	-	50	7.5%
HK	16	2.8%	-	-

Total revenue	$568	100%	$669	100%

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: - REVENUE (CONT.)

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and engineering services not yet performed. As of September 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations was $200, which the Company expects to recognize as revenue over the next months.

Note 4: - COMMITMENTS AND CONTINGENT LIABILITIES

The Company participated in programs sponsored mainly by the Israeli Innovation Authority (“IIA”), an Israeli government agency, for the support of its research and development activities. Through September 30, 2025, the Company had obtained grants aggregating to $3,903 for certain of its research and development projects. The Company is obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months SOFR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products and in the absence of such sales, no payment is required.

Note 5: - LEASES

The Company has six non-cancelable operating lease agreements for certain office spaces in Israel. The leases have original lease periods expiring until 2027, some of which may include options to extend the leases for up to three additional years. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably certain to exercise.

Supplemental cash flow information related to leases was as follows:

	Nine months ended September 30,
	2025	2024

Cash payments and expenses related to operating leases	$(465)	$(416)
Operating lease right-of-use assets and liabilities, net	$(807)	$167

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 5: - LEASES (CONT.)

Maturities of lease liabilities as of September 30, 2025, were as follows:

Operating leases
2025 (three months ended December 31, 2025)	$163
2026	$652
2027	$579
2028 and after	$1,102

Total lease payments	$2,496

Supplemental balance sheet information related to operating leases was as follows:

September 30,
2025
Operating lease right-of-use assets	1,279
Current maturities of operating leases	658
Long-term operating lease liabilities	1,428
Weighted average remaining lease term (in years)	3.92
Weighted average discount rate	9.5%

Note 6: - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company entered into several call option contracts during 2025. The fair values of outstanding derivative instruments were as follows:

	September 30, 2025	December 31, 2024
Accrued expenses and other current liabilities	$57	$-

During the nine months ended September 30, 2025 the Company recognized finance income of $1,039.

Note 7: - warrant liability

As a result of the Merger, the Company assumed a derivative warrant liability related to 3,112,080 private placement warrants assumed by the Company pursuant to the terms of the Merger.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 7: - warrant liability (CONT.)

The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants and the convertible warrants (hereinafter: the “warrants”) and are considered a Level 3 fair value measurement. Black-Scholes option pricing model takes into consideration certain parameters in computation of the fair value of the warrants which the significant parameter is expected volatility. The Company computed a sensitivity analysis of the fair value to changes of the expected volatility. The volatility impact of +/-5% on the warrants’ fair value is approximately $100.

The warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. For the nine months ended September 30 2025 and 2024 the Company recognized ($92) and ($335), respectively, with respect with those warrants as finance expenses (income).

Note 8: - CONVERTIBLE BONDS

During January 2025, convertible bonds, in the principal amount of NIS 78,462,184 ($22.4 million), were converted, and funds were released from escrow.

The bonds will be released to the Company upon satisfaction of the release conditions by March 31, 2025, which was extended to December 31, 2025, following approval by the holder of a majority of the outstanding bonds, signed on March 20, 2025.

Note 9: - Share Capital

On January 7, 2025, the Company raised gross proceeds of $33.1 million in an underwritten registered direct public offering.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 10: - SHARE BASED COMPENSATION

a.	A summary of the stock option activity under the Company’s equity plans during the nine months ended September 30, 2025 is as follows:

	Outstanding share options	Weighted-average exercise price ($)	Weighted average remaining contractual life (years)	Aggregate intrinsic value ($ in thousands)
Options:
Outstanding as of December 31, 2024	4,590,375	4.62	5.87	1,364,975

Granted	360,000	1.31	6.04	-
Forfeited	(14,664)	4.14	-	-
Expired	(272,040)	7.28	-	-
Exercised	(360,601)	1.22	-	-
Outstanding as of September 30, 2025	4,303,070	4.47	5.54	988,581

Exercisable as of September 30, 2025	3,593,284	4.77	4.93	867,261

Options available for future grants	1,993,005

A summary of the Company’s RSUs activity during the nine months ended September 30, 2025 is as follows:

Numbers of RSUs
RSUs:
Outstanding as of December 31, 2024	4,913,123
Granted	2,426,337
Forfeited	(264,466)
Vested	(3,841,680)
Outstanding as of September 30, 2025	3,233,314

b.	Fair value factors:

The following table set forth the parameters used in the computation of the options compensation to employees:

	Nine months ended September 30,
	2025	2024

Expected term, in years	5.81	6.11
Expected volatility	51.88%	51.75%
Risk-free interest rate	3.64%	4.23%
Expected dividend yield	0%	0%

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 10: - SHARE BASED COMPENSATION (CONT.)

c.	The following table presents share-based compensation expense for employees included in the Company’s consolidated statements of operations:

	Nine months ended September 30,
	2025	2024

Research and development	5,042	7,731
Sales and marketing	1,320	1,845
General and administrative	1,088	1,601
Cost of revenues	125	222

Total stock-based compensation expense	7,575	11,399

Share-based compensation expenses are not deductible for Israeli income tax purposes, and therefore the Company did not recognize any tax benefits related to the share-based compensation for the nine months ended September 30, 2025 and 2024.

During the nine months ended September 30, 2025 and 2024, the Company recognized the total fair value of warrants issued to non-employee service providers of $519 and $639, respectively.

NOTE 11: - NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per ordinary share for the periods presented:

	Nine months ended September 30,
	2025	2024
Basic
Numerator:
Net loss	$(35,011)	$(37,121)

Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, basic	110,783,504	79,914,649
Loss per share attributable to ordinary shareholders, basic	$(0.32)	$(0.46)

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: - NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (CONT.)

	Nine months ended September 30,
	2025	2024
Diluted
Numerator:
Net loss	$(35,011)	$(37,456)

Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, diluted	110,783,504	64,503,654
Loss per share attributable to ordinary shareholders, diluted	$(0.32)	$(0.58)

The potential ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the nine months ended September 30, 2025 and 2024 because including them would have been anti-dilutive are as follows:

	Nine months ended September 30,
	2025	2024

Convertible bonds	3,309,320	11,542,497
Warrants	19,375,812	3,340,039
Outstanding share options	7,536,384	9,878,411

Total	30,221,516	24,760,947

NOTE 12: - SEGMENT INFORMATION

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer, in deciding how to allocate resources and assessing performance.

The segment structure reflects the financial information and reports used by the Company’s management, specifically its CODM, to make decisions regarding the Company’s business, including resource allocations and performance assessments, as well as the current operating focus in compliance with ASC 280, Segment Reporting.

The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level. As a single reportable segment entity, the Company’s segment performance measure is net loss. The Company adopted ASU 2023-07 in December 2024.

Revenue by geographical region can be found in the revenue recognition disclosures in Note 3.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - SEGMENT INFORMATION (CONT.)

Major Customers:

During the nine months ended September 30, 2025, the Company had two customers that accounted for 71.85% and 24.35%, respectively, of revenues.

During the nine months ended September 30, 2024, the Company had four customers that accounted for 24.78%, 22.39%, 19.4% and 10.75%, respectively, of revenues.

No other customer accounted for 10% or more of revenues in 2025 or 2024. The 10% customers were different customers in each of 2025 and 2024.

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Exhibit Index

Exhibit No.	Document Description
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 6-K (“report”) including its Exhibit 99.1 contains, and the conference call described in this report will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: November 28, 2025	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO